Issuer Free Writing Prospectus dated August 9, 2023

Filed Pursuant to Rule 433

Registration Nos. 333-255424 and 333-271262

Recent Highlights (as of July 2023)

1991 Main Street, Sarasota, Florida

Project Overview

1991 Main Street, Sarasota, Florida (“1991 Main Street”) is a 5.13-acre site being developed into two 10 story buildings with over 900 garage and surface-level parking spaces that we have named “Aster & Links.” Aster & Links will feature 424-apartments including one-bedroom, two-bedroom and three-bedroom apartments, four-bedroom townhome-style penthouse apartments, and six guest suite apartments, with approximately 51,000 square feet of retail space located on the first level. Amenities at Aster & Links will include a clubroom, fitness room, center courtyard with heated saltwater pool and roof top amenities including a community room and a private dining area for private events as well as outdoor grills and seating. In addition, each building will have its own leasing office located at the entry lobby.

Location Overview

1991 Main Street is located within the historic downtown Sarasota at the intersection of Main Street and Links Avenue and is located in a high foot traffic area next to a number of popular retail establishments.

Construction Progress

Aster

Aster is making steady progress, with significant milestones achieved in its construction journey. The concrete placement has been successfully completed up to the 10th floor, a testament to the expertise and dedication of the construction team.

Photo: Courtyard of Aster

Moreover, the shell of the Aster is nearing completion, indicating that the structure is taking shape.

In addition to the primary construction activities, essential installations and systems are also being put into place. Waterproofing measures have been implemented to ensure the building’s longevity and durability. The electric rough-in work has been completed through the 4th floor, laying the foundation for the building’s electrical system.

The installation of windows has commenced on the lower floors, providing glimpses of the Aster’s future appearance and functionality.

Photo: Aster lower level window installations.

Simultaneously, framing and drywall work has also begun on the lower floors, marking the initial stages of interior construction.

Photo: Aster interior unit framing and drywall.

Stair towers throughout Aster have seen progress, with stairs poured to various levels, facilitating access and movement within the structure. Furthermore, the commencement of elevator installation promises added convenience and accessibility for future occupants.

Critical infrastructure is also being put in place, with electrical distribution from the transformer to the buildings primary electrical room underway. These steps are essential to ensure a smooth and efficient power supply throughout the building.

With each step completed, Aster is inching closer to becoming a fully functional and modern structure, reflecting the dedication and expertise of the construction team behind its realization.

Links

Links is steadily progressing towards its completion, with notable achievements in its construction journey. The concrete work has been successfully placed through level 6, indicating substantial progress in the building’s structure, which comprises a total of 10 levels. The team has been working diligently to bring this vision to life, and with the topping out of level 10 expected in August 2023, the project is currently on track to meet its timeline.

Photo: Construction underway at Links.

In addition to the structural developments, significant work has been undertaken below grade for the MEP (Mechanical, Electrical, and Plumbing) systems. These critical installations lay the groundwork for the building’s efficient functioning and future utility.

Photo: Masonry work at with view through Courtyard of Links.

Furthermore, interior masonry work is underway, enhancing the aesthetics and strength of the building’s interior spaces. The team’s attention to detail and craftsmanship is evident in every aspect of the construction.

Notably, Links will feature a grocery store within its premises. To ensure the project’s compliance with all regulations and standards, the building permit application for the grocery store fit-out has been submitted to the city.

With each milestone accomplished, Links is well on its way to becoming a thriving and functional space, set to serve its future occupants and the surrounding community. The collaboration between the construction team and the project stakeholders has been instrumental in bringing this vision closer to reality.

Cody H. Laidlaw

Editor-in-Chief Belpointe OZ

255 Glenville Road

Greenwich, CT 06831

T: (203) 883-1944

E: IR@belpointeoz.com

Disclosure: Cody H. Laidlaw is the Chief Business Development Officer and Head of Investor Relations. Cody is also an investment advisor representative with Seaside Advisory Services, Inc. (d/b/a Seaside Financial & Insurance Services), a SEC registered investment adviser offering advisory accounts and services, and holds a long position in Belpointe PREP, LLC’s Class A units.

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